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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         SCHEDULE 13G - Amendment No. 3


                    Under the Securities Exchange Act of 1934


                             TransCanada Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89353D107
                                   ----------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Sec 1745 (6/01)

---------------------------
    CUSIP No. 89353D107               13G
---------------------------

--------------------------------------------------------------------------------
    1.      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Canada Pension Plan Investment Board / Not applicable
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) |_|

                  Not applicable                                         (b) |_|
--------------------------------------------------------------------------------
    3.      SEC USE ONLY
--------------------------------------------------------------------------------
    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada
--------------------------------------------------------------------------------
  NUMBER OF       5. SOLE VOTING POWER
   SHARES
BENEFICIALLY            3,579,139
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
--------------------------------------------------------------------------------
                  6. SHARED VOTING POWER

                        0
--------------------------------------------------------------------------------
                  7. SOLE DISPOSITIVE POWER

                        3,579,139
--------------------------------------------------------------------------------
                  8. SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,579,139
--------------------------------------------------------------------------------
    10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
            (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
    11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.73%
--------------------------------------------------------------------------------
    12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer

                     The name of the issuer is TransCanada Corporation (the "Company").


Item 1(b).        Address of Issuer's Principal Executive Offices

                     The principal executive offices of the Company are located at 450 1st Street, S.W., Calgary, Alberta T2P 5H1, Canada.


Item 2(a).        Name of Person Filing

                     This statement is being filed by Canada Pension Plan Investment Board ("CPP Investment Board").


Item 2(b).        Address of Principal Business Office or, if none, Residence

                     The address of the principal business office of the reporting person is One Queen Street East, Suite
2600, Toronto, Ontario M5C 2W5, Canada.


Item 2(c).        Citizenship

                     Canada.


Item 2(d).        Title of Class of Securities

                     The securities to which this statement relates are Common Shares (the "Shares") of the Company.


Item 2(e).        CUSIP Number

                     The CUSIP number of the Shares is 89353D107.


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                     Not applicable.

Item 4.           Ownership

                          (a) As of December 31, 2006, CPP Investment Board
                  directly owned 3,579,139 Shares.

                          (b) The Shares directly owned by CPP Investment Board
                  represented approximately 0.73% of the issued and outstanding Shares as of December 31, 2006.

                          (c) As of December 31, 2006, CPP Investment Board had
                  the sole power to vote or to direct the voting of the Shares and had the sole power to dispose of or to direct the disposition of the Shares.

Item 5.           Ownership of Five Percent or Less of a Class

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                     Not applicable.


Item 8.           Identification and Classification of Members of the Group

                     Not applicable.


Item 9.           Notice of Dissolution of Group

                     Not applicable.


Item 10.          Certification

                     By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
As of December 31, 2006


                                         Canada Pension Plan Investment Board


                                         By:    /s/ J. H. Butler
                                                --------------------------------
                                         Name:  J. H. Butler
                                         Title: Vice President - General Counsel
                                                and Corporate Secretary